UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras to Challenge Split Tribunal Decision in Vantage Arbitration

Rio de Janeiro, July 3, 2018 – Petróleo Brasileiro S.A. – Petrobras informs that it intends to adopt all available legal remedies to challenge an arbitral award rendered yesterday in an arbitration administered by the International Centre for Dispute Resolution regarding a drilling contract entered into between Vantage Deepwater Company and Vantage Deepwater Drilling, Inc. (collectively, “Vantage”) and companies of the Petrobras Group.

The three-member Tribunal concluded by majority, with a dissenting opinion, that Vantage is entitled to US$ $615.62 million for the alleged early termination of the drilling services contract, as well as $6.4 million associated with invoices issued by Vantage in connection with the drilling of a well in the Gulf of Mexico.

The dissenting arbitrator refused to sign the final award and issued a written dissent and objection to the decision stating that “the prehearing, hearing, and posthearing processes that led to the issuance of the final award have denied Respondents [Petrobras Group companies] in this proceeding the fundamental fairness and due process protections meant to be provided to arbitrating parties” under the United States Federal Arbitration Act (“FAA”).

In the objection and dissent mentioned above, the arbitrator specifically noted that the majority’s decision is subject to vacatur under the FAA based on the following legal grounds: the award was procured by corruption, fraud, or undue means; there was evident partiality and/or corruption in the arbitrators; the arbitrators were guilty of misconduct in refusing to postpone the hearing, upon sufficient cause shown, or in refusing to hear evidence pertinent and material to the controversy; and, the arbitrators exceeded their powers, or so imperfectly executed them that a mutual, final, and definite award upon the subject matter submitted was not made.

Petrobras America Inc. terminated the contract due to material operational failures by Vantage. As revealed by “Operation Car Wash”, the drilling contract was procured by corruption. Petrobras has been recognized as a victim of the corruption discovered through said investigation by the authorities in Brazil, including the Brazilian Supreme Court.

The information regarding this procedure is disclosed in the financial statements (ITR) for the first quarter of 2018, in explanatory note 28.3. Contingent liabilities - Description of civil matters.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer